Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
**T** (+34) 915 81 11 00 - **F** (+34) 915 81 11 34




CORPORACIÓN MAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.



SUPPL

Madrid, 12 July 2005


05009734

Dear Sirs,

Re: CORPORACION MAPFRE. S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,



Luigi Lubelli
Finance Director



Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE

MAPFRE

## MAPFRE ASIAN AND I-GEN CONSIDERING A MERGER

MAPFRE ASIAN, the Philippine subsidiary of CORPORACIÓN MAPFRE of Spain, and Insular General Insurance Company (I-Gen), the Non-life insurance subsidiary of insurer Insular Life, recently signed a memorandum of understanding that will allow both companies to conduct a legal and financial due diligence leading to a possible merger, which is expected to be completed by the end of the year. The Agreement is subject to the approval of the Philippine insurance and securities markets regulators, and of other regulatory agencies.

The ownership structure of the company resulting from the merger will be 60-40 for MAPFRE and I-Gen, respectively. The Company will have consolidated assets of around PHP 2 billion (approximately € 30 million) and equity of around PHP 1 billion (approximately € 15 million), enabling it to become a leader in the Philippine Non-life insurance market.

Insular General Insurance Company is a medium-sized insurance company, established in 1993 as the Non-life subsidiary of Insular Life and has offices in all the key cities of The Philippines. Insular Life is the third largest Life insurance company in The Philippines and pioneered the Life insurance business in this country, in which it has a network of more than 100 branch offices. In 2004, its net income reached PHP 1.06 billion (approximately € 15.8 million), the first Filipino insurance company to have reached the PHP 1 billion mark (approximately € 15 million) in net income.

Mr. José Manuel Martínez, Chairman of MAPFRE, has underlined the great business potential of this transaction, based on I-Gen's extensive nationwide sales and agency network, as well as on its valuable insurance portfolio and the solid reputation of stability and dependability for 95 years of parent company, Insular Life.

On the other hand, the Chairman of Insular Life, Mr. Vicente R. Ayllon, said that I-Gen shall benefit from MAPFRE's global experience, from its technical expertise in underwriting, reinsurance and claims handling, as well as from its advanced technology and its access to the international reinsurance market.

Madrid, 11 July 2005

Should you need further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34-91-581-2216, fax +34-91-581-8382, e-mail ndelolm@mapfre.com).